ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated April 20, 2010



Optimization

JPMorgan Chase & Co. Autocallable Optimization Securities with Contingent Protection Linked to the Market Vectors Gold Miners ETF due on or about May 2, 2011

Investment Description

Autocallable Optimization Securities with Contingent Protection linked to the Market Vectors Gold Miners ETF are senior unsecured notes issued by JPMorgan Chase & Co. ("the Issuer"), which we refer to as the "Notes." The Notes are designed for investors who want to express a neutral to bullish view of the NYSE Arca Gold Miners Index (the "Underlying Index") through an investment linked to the Market Vectors Gold Miners ETF (the "Index Fund"). If the closing price of one share of the Index Fund on any Observation Date is at or above the Initial Share Price, the Notes will be automatically called for an annualized return of 16.00% to 20.00%. The actual annualized return upon which the returns on Call Dates are based will be determined on the Trade Date. If the Notes are not called, at maturity you will receive your principal, unless the closing price of one share of the Index Fund has declined below the Trigger Price on the Final Valuation Date, in which case you will lose 1% of your principal for every 1% that the Final Share Price declines below the Initial Share Price. **Investing in the Notes involves significant risks. You must be willing to risk losing up to 100% of your investment. The contingent protection feature applies only if you hold the Notes to maturity, and any payment on the Notes is subject to the creditworthiness of the Issuer.**

Features

❑ **Tactical Investment Opportunity:** If you believe the Index Fund will be flat or appreciate in value over the term of the Notes but are unsure about the exact timing or magnitude of the appreciation, the Notes provide an opportunity to generate returns based on this market view. The Notes will be automatically called for the principal amount plus the applicable Call Return if the closing price of one share of the Index Fund on any Observation Date is equal to or greater than the closing price of one share of the Index Fund on the Trade Date. If the Notes are not called, investors will have downside market exposure to the Index Fund at maturity, subject to the contingent protection feature.

❑ **Contingent Protection Feature:** If you hold the Notes to maturity and the Final Share Price is not below the Trigger Price on the Final Valuation Date, you will receive at least 100% of your principal, subject to the creditworthiness of the Issuer. **If the Final Share Price of one share of the Index Fund is less than the Trigger Price on the Final Valuation Date, your Notes will be fully exposed to any decline in the closing price of one share of the Index Fund on the Final Valuation Date relative to the Initial Share Price, and you could lose some or all of your principal amount.**

Key Dates

Trade Date[1]	April 27, 2010
Settlement Date[1]	April 30, 2010
Final Valuation Date[2]	April 26, 2011
Maturity Date[2]	May 2, 2011
CUSIP:	46634E429
ISIN:	US46634E4290

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-3-A-I

Note Offering

We are offering Autocallable Optimization Securities with Contingent Protection linked to the Market Vectors Gold Miners ETF. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof.

Underlying Fund	Call Return rate*	Initial Share Price*	Trigger Price*	CUSIP	ISIN
The Market Vectors Gold Miners ETF	16.00% to 20.00% p.a.	$•	75% of the Initial Share Price	46634E429	US46634E4290

* Annualized. The actual Call Return, Initial Share Price and Trigger Price for the Notes will be determined on the Trade Date.

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-3-A-I dated May 29, 2009 and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-3-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-3-A-I. Any representation to the contrary is a criminal offense.

Offering of Notes	Price to Public[1]		Fees and Commissions[2]		Proceeds to Us	
	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to the Market Vectors Gold Miners ETF		$10		$0.125		$9.875

[1] The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-17 of the accompanying product supplement no. UBS-3-A-I and "Supplemental Plan of Distribution (Conflicts of Interest)" in this free writing prospectus.

[2] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.125 per $10 principal amount Note.

The Notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-3-A-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-3-A-I dated May 29, 2009. **This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-3-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

- Product supplement no. UBS-3-A-I dated May 29, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002208/e35551_424b2.pdf
- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this free writing prospectus, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

- You believe the closing price of one share of the Index Fund will not be below the Trigger Price on the Final Valuation Date.

- You are willing to expose your principal to the full downside performance of the Index Fund if the closing price of one share of the Index Fund is below the Trigger Price on the Final Valuation Date.

- You believe the closing price of one share of the Index Fund will be at or above the Initial Share Price on any Observation Date, including the Final Valuation Date.

- You believe the closing price of one share of the Index Fund will remain stable for the term of the Notes and will close at or above the Initial Share Price on the Final Valuation Date.

- You are willing to hold Notes that will be called on any Observation Date on which the closing price of one share of the Index Fund is at or above the Initial Share Price, or you are otherwise willing and able to hold the Notes to maturity.

- You are willing to make an investment the return of which is limited to the pre-specified returns on Call Dates based on an annualized return of 16.00% to 20.00%. The actual annualized return upon which the Returns on Call Dates are based will be determined on the Trade Date.

- You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which JPMSI is willing to trade the Notes.

- You seek exposure to the U.S. gold and silver ore mining industry.

- You do not seek current income from this investment.

- You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

- You believe the closing price of one share of the Index Fund will be below the Trigger Price on the Final Valuation Date and that at maturity the Index Fund Return will be negative.

- You believe stock prices of companies involved in the U.S. gold and silver ore mining industry held by the Index Fund will decrease on the Final Valuation Date.

- You seek an investment that is 100% principal protected.

- You are not willing to make an investment in which you could lose up to 100% of your principal amount.

- You seek an investment the return of which is not limited to the pre-specified returns on Call Dates based upon an annualized return of 16.00% to 20.00%. The actual annualized return upon which the Returns on Call Dates are based will be set on the Trade Date.

- You are unwilling or unable to hold Notes that will be called on any Observation Date on which the closing price of one share of the Index Fund is at or above the Initial Share Price, or you are otherwise unable or unwilling to hold the Notes to maturity.

- You prefer to receive dividends paid on any equity securities held by the Index Fund or any distributions paid by the Index Fund.

- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

- You seek current income from this investment.

- You do not seek exposure to the U.S. gold and silver ore mining industry.

- You are unwilling or unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

- You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" on page 6 of this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-3-A-I for risks related to an investment in the Notes.

Indicative Terms	
Issuer	JPMorgan Chase & Co.
Principal Amount	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Term	12 months, unless called earlier
Call Feature	The Notes will be called if the closing price of one share of the Index Fund on any Observation Date is equal to or above the Initial Share Price.
Observation Dates†	May 24, 2010 June 24, 2010 July 26, 2010 August 25, 2010 September 24, 2010 October 25, 2010 November 23, 2010 December 27, 2010 January 25, 2011 February 22, 2011 March 25, 2011 April 26, 2011 (Final Valuation Date)
Call Settlement Dates	4th business day following the applicable Observation Date, except that the Call Statement Date for the Final Valuation is the Maturity Date
Returns on Call Settlement Dates/ Call Prices	If the Notes are called, on the applicable Call Settlement Date, investors will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The Returns on Call Dates will be based upon an annualized return of 16.00% to 20.00%. The actual annualized return upon which the Returns on Call Dates are based will be determined on the Trade Date.

Observation Date†	Return on Call Dates	Call Price (per $10)
May 24, 2010	1.33% to 1.67%	$10.1333 to $10.1667
June 24, 2010	2.67% to 3.33%	$10.2667 to $10.3333
July 26, 2010	4.00% to 5.00%	$10.4000 to $10.5000
August 25, 2010	5.33% to 6.67%	$10.5333 to $10.6667
September 24, 2010	6.67% to 8.33 %	$10.6667 to $10.8333
October 25, 2010	8.00% to 10.00%	$10.8000 to $11.0000
November 23, 2010	9.33% to 11.67%	$10.9333 to $11.1667
December 27, 2010	10.67% to 13.33%	$11.0667 to $11.3333
January 25, 2011	12.00% to 15.00%	$11.2000 to $11.5000
February 22, 2011	13.33% to 16.67%	$11.3333 to $11.6667
March 25, 2011	14.67% to 18.33%	$11.4667 to $11.8333
April 26, 2011 (Final Valuation Date)	16.00% to 20.00%	$11.6000 to $12.0000

Payment at Maturity (per $10 Note)	**If the Notes are not automatically called and the closing price of one share of the Index Fund is not below the Trigger Price on the Final Valuation Date,** you will receive a cash payment at maturity equal to $10 per $10 principal amount Note. **If the Notes are not automatically called and the closing price of one share of the Index Fund is below the Trigger Price on the Final Valuation Date,** you will receive a cash payment at maturity per $10 principal amount Note equal to: $10 x (1 + Index Fund Return) In this case, you may lose all or a substantial portion of your principal amount, depending on how much the closing price of one share of the Index Fund has declined on the Final Valuation Date relative to the Initial Share Price.
Index Fund Return	$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$
Initial Share Price	The closing price of one share of the Index Fund on the Trade Date, divided by the Share Adjustment Factor
Final Share Price	The closing price of one share of the Index Fund on the Final Valuation Date
Share Adjustment Factor	Set equal to 1.0 on the Trade Date, subject to adjustment under certain circumstances. See "General Terms of Notes – Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-3-A-I.
Trigger Price*	75% of the Initial Share Price
Closing Price	The "closing price" of one share of the Index Fund on any trading day will be the last reported sale price, regular way, of the principal trading session on such day on the NYSE Arca, Inc. ("NYSE Arca"), subject to adjustments.

†   Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Call Feature" and "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-3-A-I.

*   Contingent principal protection is provided by JPMorgan Chase & Co. and, therefore, is dependent on the ability of JPMorgan Chase & Co. to satisfy its obligations when they become due.

Determining Payment upon Automatic Call or at Maturity



Was the closing price of one share of the Index Fund on any Observation Date at or above the Initial Share Price? — **Yes** → You will receive the Call Price for the applicable Observation Date as described under "Indicative Terms – Returns on Call Dates/Call Prices." The Call Price is based on the Return on Call Date, which will be set on the Trade Date.

No ↓

Was the closing price of one share of the Index Fund below the Trigger Price on the Final Valuation Date? — **No** → At maturity you will receive your principal of $10 per $10 principal amount Note.

Yes ↓

Determine the Index Fund Return → At maturity, you will receive, per $10 principal amount note, your principal reduced by the percentage decrease in the closing price of one share of the Index Fund from the Initial Share Price to the Final Share Price, calculated as follows:

$10 x (1 + Index Fund Return)

In this scenario, you could lose some or all of your principal amount depending on how much the closing price of one share of the Index Fund has declined on the Final Valuation Date relative to the Initial Share Price.

Your Notes are not fully principal protected. If the Notes are not automatically called and the closing price of one share of the Index Fund is below the Trigger Price on the Final Valuation Date, the contingent protection is lost and at maturity your principal amount will be fully exposed to any decrease in the closing price of one share of the Index Fund on the Final Valuation Date relative to the Initial Share Price. Any payment on the Notes is subject to the creditworthiness of the Issuer.

Hypothetical Scenario Analysis and Examples upon Automatic Call or at Maturity

The scenario analysis and examples below are hypothetical and provided for illustration purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the closing price of one share of the Index Fund relative to the Initial Share Price. We cannot predict the Final Share Price or the closing price of one share of the Index Fund on any of the Observation Dates (including the Final Valuation Date). You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the payment upon an automatic call or at maturity for a $10 principal amount Note on a hypothetical offering of the Notes, based on the following assumptions (actual Initial Share Price, Trigger Price, returns on Call Dates and Call Prices for the Notes will be set on the Trade Date):

Investment Term:	12 months (unless earlier called)
Hypothetical Initial Share Price:	$46.00
Hypothetical Trigger Price:	$34.50 (75% of the Initial Share Price)
Hypothetical Returns on Call Dates and Call Prices:	

Observation Dates	Call Returns*	Call Price*
May 24, 2010	1.50%	$10.15
June 24, 2010	3.00%	$10.30
July 26, 2010	4.50%	$10.45
August 25, 2010	6.00%	$10.60
September 24, 2010	7.50%	$10.75
October 25, 2010	9.00%	$10.90
November 23, 2010	10.50%	$11.05
December 27, 2010	12.00%	$11.20
January 25, 2011	13.50%	$11.35
February 22, 2011	15.00%	$11.50
March 25, 2011	16.50%	$11.65
April 26, 2011 (Final Valuation Date)	18.00%	$11.80

* Based on a hypothetical return on Call Dates of 18.00% per annum (the midpoint of the range of 16.00% to 20.00%). The actual Call Return will be set on the Trade Date and will be between 16.00% and 20.00%. If the actual Call Return as determined on the Trade Date is less than 18.00%, your return, if any, will be lower than the returns shown below.

Example 1 – The closing price of one share of the Index Fund increases above the Initial Share Price to $50.00 on the first Observation Date – the Notes are called. Because the closing price of one share of the Index Fund on the first Observation Date is at or above the Initial Share Price, the Notes are automatically called on the first Observation Date at the applicable Call Price of $10.15 per Note, representing a 1.50% return on the Notes. As long as the Index Fund closes at or above the Initial Share Price on any of the twelve Observation Dates, you will receive the applicable Call Price, regardless of whether or not the Index Fund would have closed below the Trigger Price on the Final Valuation Date.

Example 2 – The closing price of one share of the Index Fund on the first eleven Observation Dates are each below the Initial Share Price and the closing price of one share of the Index Fund on the Final Valuation Date is at $50.00 – the Notes are called. Although the closing price of one share of the Index Fund on the first eleven Observation Dates are each below the Initial Share Price, the closing price of one share of the Index Fund on the Final Valuation Date is above the Initial Share Price, and the Notes are automatically called on the Final Valuation Date at the applicable Call Price of $11.80 per Note, representing an 18.00% return on the Notes.

Example 3 – The closing price of one share of the Index Fund is below the Initial Share Price on all twelve Observation Dates but the closing price of one share of the Index Fund is not below the Trigger Price on the Final Valuation Date. On the Final Valuation Date the price of one share of the Index Fund closes at $40.00 – the Notes are NOT called. Because the closing price of one share of the Index Fund on all twelve Observation Dates are each below the Initial Share Price, the Notes are not automatically called. Furthermore, because (i) the Notes are not called and (ii) the closing price of one share of the Index Fund has not declined below the Trigger Price on the Final Valuation Date, the investor will receive the principal amount of $10.00 per Note at maturity.

Example 4 – The closing price of one share of the Index Fund is below the Initial Share Price on all twelve Observation Dates. In addition, the closing price of one share of the Index Fund is below the Trigger Price on the Final Valuation Date. The closing price of one share of the Index Fund is $23.00 on the Final Valuation Date – the Notes are NOT called. Because the closing price of one share of the Index Fund on all twelve Observation Dates are each below the Initial Share Price, the Notes are not automatically called. Furthermore, because the closing price of one share of the Index Fund has declined below the Trigger Price on the Final Valuation Date, the investor loses contingent principal protection and is fully exposed to any decline in the Final Share Price, as compared to the Initial Share Price. Therefore, the return on the Notes is –50.00%. Expressed as a formula:

$$\text{Index Fund Return} = (23.00 - 46.00) / 46.00 = -50.00\%$$

$$\text{Payment at Maturity} = \$10 + (\$10 \times -50\%) = \$5.00$$

In this example, you would lose some of your principal amount at maturity.

If the Notes are not automatically called and the closing price of one share of the Index Fund is below the Trigger Price on the Final Valuation Date, the contingent protection feature is lost and you are fully exposed to any decreases in the closing price of one share of the Index Fund on the Final Valuation Date relative to the Initial Share Price and you could lose some or all of your principal at maturity.

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-3-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, your Notes should be treated as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the Notes should be treated as short-term capital gain or loss unless you hold your Notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of Notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the Notes, in which case the timing and character of any income or loss on the Notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-3-A-I.

Risks Relating to the Notes Generally

♦ **Your Investment in the Notes May Result in a Loss:** If the Notes are not automatically called and the Final Share Price has declined below the Trigger Price on the Final Valuation Date, you will lose 1% of your principal for every 1% decline in the Final Share Price compared to the Initial Share Price.

♦ **Limited Return on the Notes:** Your potential gain on the Notes will be limited to the applicable Call Price, regardless of the appreciation in the closing price of one share of the Index Fund, which may be significant. Because the closing price of one share of the Index Fund at various times during the term of the Notes could be higher than on the Observation Dates and on the Final Valuation Date, you may receive a lower payment if the Notes are automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index Fund.

♦ **Credit Risk of JPMorgan Chase & Co.:** The Notes are senior unsecured debt obligations of the issuer, JPMorgan Chase & Co., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive the principal protection or any amounts owed to you under the terms of the Notes.

♦ **Reinvestment Risk:** If your Notes are called early, the holding period over which you would receive the per annum return of 16.00% to 20.00% (actual annualized return to be determined on the Trade Date) could be as little as one month. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are called prior to the maturity date.

♦ **Certain Built-In Costs Are Likely to Affect Adversely the Value of the Notes Prior to Maturity:** While the payment on any Call Settlement Date or at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

♦ **Your Contingent Principal Protection May Terminate on the Final Valuation Date:** If the Notes are not called and the closing price of one share of the Index Fund has declined below the Trigger Price on the Final Valuation Date, you will at maturity be fully exposed to any depreciation in the closing price of one share of the Index Fund. We refer to this feature as contingent protection. Under these circumstances, you will lose 1% of the principal amount of your investment for every 1% decline in the Final Share Price as compared to the Initial Share Price. If these Notes had a non-contingent protection feature, under the same scenario, you would have received the full principal amount of your Notes at maturity. As a result, your investment in the Notes may not perform as well as an investment in a security with a return that includes non-contingent protection.

♦ **Contingent Principal Protection Applies Only If You Hold the Notes to Maturity:** You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have contingent protection for a decline in the Index Fund down to the Trigger Price.

♦ **No Assurances of a Flat or Bullish Environment:** While the Notes are structured to provide potentially enhanced returns in a flat or bullish environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦ **No Interest or Dividend Payment or Voting Rights:** As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.

♦ **Lack of Liquidity:** The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

♦ **Potential Conflicts:** We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMSI, UBS or Their Affiliates:** JPMSI, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index Fund or the equity securities held by the Index Fund, and therefore the market value of the Notes.

♦ **Tax Treatment:** Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on Price:** Trading or transactions by JPMorgan Chase & Co. or its affiliates in shares of the Index Fund or the equity securities held by the Index Fund, or in futures, options, exchange-traded funds or other derivative products on the Index Fund or the equity securities held by the Index Fund may adversely affect the market value of the equity securities held by the Index Fund, the closing price of one share of the Index Fund and, therefore, the market value of the Notes.

♦ **Market Disruptions May Adversely Affect Your Return:** The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the closing price of one share of the Index Fund on an Observation Date, determining if the Notes are to be automatically called or the Index Fund Return if the Notes are not automatically called and calculating the amount that we are required to pay you, if any, upon an automatic call or at maturity. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes, it is possible that one or more of the Observation Dates and the applicable payment date will be postponed and your return will be adversely affected. See "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. UBS-3-A-I.

♦ **The Anti-Dilution Protection for the Index Fund Is Limited:** The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

♦ **Many Economic and Market Factors Will Impact the Value of the Notes:** In addition to the closing price of one share of the Index Fund on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  ♦ the expected volatility in the Index Fund;
  ♦ the time to maturity of the Notes;
  ♦ whether the closing price of one share of the Index Fund on the Final Valuation Date has declined below the Trigger Price;
  ♦ the dividend rate on the equity securities held by the Index Fund;
  ♦ interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Index Fund;
  ♦ a variety of economic, financial, political, regulatory and judicial events;
  ♦ the occurrence of certain events relating to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
  ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index Fund

- **No Affiliation With the Index Fund:** We are not affiliated with the issuer of the Index Fund. We assume no responsibility for the adequacy of the information about the Index Fund and the Underlying Index contained in this term sheet or in product supplement no. UBS-3-A-I. You should make your own investigation into the Index Fund and the Underlying Index. We are not responsible for the Index Fund's public disclosure of information, whether contained in SEC filings or otherwise.

- **Owning the Notes Is Not the Same as Owning Shares of the Index Fund:** Owning the Notes is not the same as owning shares of the Index Fund. Accordingly, changes in the closing price of one share of the Index Fund may not result in a comparable change of the market value of the Notes. If the closing price of one share of the Index Fund on any trading day increases above the Initial Share Price, the value of the Notes may not increase comparably, if at all. It is possible for the closing price of the shares of the Index Fund to increase moderately while the value of the Notes declines.

- **There Are Risks Associated with the Index Fund:** Although the Index Fund's shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. In addition, Van Eck Associates Corporation, which we refer to as "Van Eck," is the Index Fund's investment adviser. The Index Fund is subject to management risk, which is the risk that Van Eck's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, normally the Index Fund invests at least 95% of its total assets in securities that comprise the Underlying Index; however a lesser percentage may be so invested by Van Eck who may choose to invest the remaining assets of the Index Fund in money market investments, including repurchase agreements or other funds that invest exclusively in money market investments, convertible securities, structured notes, swaps, options, futures contracts and currency forwards. Any such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the Notes.

- **Differences Between the Index Fund and the Underlying Index:** The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

- **Risks Associated with the Gold and Silver Mining Industries:** All or substantially all of the equity securities held by the Index Fund are issued by gold or silver mining companies. Because the value of the Notes is linked to the performance of the Index Fund, an investment in these Notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

The Market Vectors Gold Miners ETF

The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on the NYSE Arca under the ticker symbol "GDX." The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex US LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. Information about the Market Vectors Gold Miners ETF is available on the Van Eck website: www.vaneck.com.

You can obtain the closing price of one share of the Market Vectors Gold Miners ETF at any time from the Bloomberg Financial Market page "GDX <Equity> <GO>" or from the Van Eck website at www.vaneck.com.

The graph below illustrates the weekly performance of the Market Vectors Gold Miners ETF from May 26, 2006 to April 16, 2010. The historical levels of the Market Vectors Gold Miners ETF should not be taken as an indication of future performance.



Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets.

The closing price of one share of the Market Vectors Gold Miners ETF on April 19, 2010 was $46.59.

The information on the Market Vectors Gold Miners ETF provided in this free writing prospectus should be read together with the discussion under the heading "Market Vectors Gold Miners ETF" beginning on page PS-26 of the accompanying product supplement no. UBS-3-A-I. Information contained in the Van Eck website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The net proceeds received from the sale of the Notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the Notes.

We have agreed to indemnify UBS and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute to payments that UBS may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-17 of the accompanying product supplement no. UBS-3-A-I.